Exhibit 99.6

NEWS RELEASE

Pan American Silver files Management Information Circular in connection with the proposed Arrangement with Yamana and Agnico

Vancouver, B.C. - December 28, 2022 - Pan American Silver Corp. (NASDAQ: PAAS) (TSX: PAAS) (“Pan American”) today announces it has filed the management information circular (the “Circular”) in respect of the special meeting (the “Meeting”) of shareholders of Pan American (“Shareholders”) to be held in connection with Pan American’s proposed acquisition of all of the issued and outstanding common shares of Yamana Gold Inc. (“Yamana”) and the sale by Yamana of its Canadian assets, including certain subsidiaries and partnerships which hold Yamana’s interests in the Canadian Malartic mine, to Agnico Eagle Mines Limited (“Agnico”), by way of a plan of arrangement (the “Arrangement”) under the Canada Business Corporations Act.

An electronic copy of the Circular is available on Pan American’s website at https://www.panamericansilver.com/ invest/arrangement-agreement-with-yamana/ and on SEDAR and EDGAR under Pan American’s issuer profile at www.sedar.com and www.sec.gov, respectively. The mailing of the Circular and other materials to Shareholders will commence on or about January 4, 2023.

Your vote is important regardless of the number of shares you own. Pan American encourages Shareholders to read the Circular in detail.

YOUR VOTE IS IMPORTANT - PLEASE VOTE TODAY

After careful consideration of the Arrangement, the Pan American Board of Directors UNANIMOUSLY

RECOMMENDS that Shareholders VOTE FOR the proposed resolution.

Reasons for and Benefits of the Arrangement

This is a transformational and strategic transaction for Pan American, which will strengthen Pan American’s position as the leader in silver and gold production in Latin America.

Benefits to Shareholders include:

•	A transformative increase in Pan American’s scale, adding four producing mines, plus additional development projects in Latin America;

•	Significantly improved trading liquidity (+50%)[1] with a pro forma US$5.6 billion market capitalization[2];

•	Meaningful impact to production and margin, demonstrated by representative 2022 pro forma figures[3]:

•	Increase in annual silver production of approximately 9.5Moz;

•	Increase in annual gold production of approximately 550koz;

•	Expected lower overall cost structure – Yamana’s Latin American assets forecast all-in sustaining cost (“AISC”) of approximately US$981 per gold equivalent ounce (“GEO”) in 2022;

•	Broadens and diversifies Pan American’s Latin American exposure with operations in two additional jurisdictions (Brazil and Chile);

•	Pan American’s scale, experience and expertise in Latin America maximizes its ability to integrate and optimize Yamana’s Latin American assets;

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Significant potential synergies targeted to be US$40 million to US$60 million per year through the operational efficiencies from the combined Latin American portfolios and corporate general and administrative cost savings[4];

•	Accretive on a per share basis with respect to key financial and operating metrics, even before considering synergies;

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Robust pro forma revenue, which is expected to result in increased cash flow from operations allowing for improved capital allocation flexibility. For example, revenue on a pro forma basis would have been US$2.8 billion and US$2.0 billion for 2021 and the nine months ended September 30, 2022, respectively[5];

•	Improved ability to internally fund the La Colorada Skarn development and other growth projects;

•	Adds assets with a long history of reserve replacement and an extensive exploration portfolio; and

•	Enhances ability to return capital to shareholders.

[1] Based on Yamana’s average daily trading value over the last 12 months (attributable to Pan American based on the percentage of aggregate consideration funded by Pan American) divided by Pan American’s average daily trading value over the last 12 months.

[2] Based on the pro forma shares of the combined company outstanding of 364 million, multiplied by the November 3, 2022 closing price of the common shares of Pan American (“Pan American Shares”) of US$15.25.

[3] Based on Yamana’s 2022 guidance, as per its news release dated February 17, 2022. GEO is calculated as the sum of gold ounces and the gold equivalent of silver ounces using a ratio of 72.55 for the year ended December 31, 2021. AISC per GEO sold is a non-GAAP financial measure. Please see the section entitled “Non-GAAP and IFRS Measures” at the end of this news release.

[4] Pan American’s anticipated synergies are expected to be post-tax savings given geographic breakdown of taxable income.

[5] Please see the Unaudited Pro Forma Consolidated Financial Statements in Schedule C of the Circular.

Pan American Special Meeting

The Meeting is scheduled for 10:00 a.m. (Vancouver time) on Tuesday, January 31, 2023, at Oceanview Suite, Pan Pacific Vancouver, 300 - 999 Canada Place, Vancouver, British Columbia, V6C 3B5, to consider an ordinary resolution to authorize the issuance of up to 156,923,287 Pan American Shares to the shareholders of Yamana as consideration in respect of the Arrangement.

Shareholder Information and Questions

Shareholders who have questions about the Circular, or need assistance with voting their Pan American Shares, can contact our proxy solicitation agent, Morrow Sodali (Canada) Ltd.:

Morrow Sodali

North America Toll Free: 1-888-777-1346

Outside North America, Banks, Brokers and Collect Calls: 1-289-695-3075

Email: assistance@morrowsodali.com

Shareholders are encouraged to vote today using the internet, telephone or mail.

About Pan American

Pan American owns and operates silver and gold mines located in Mexico, Peru, Canada, Argentina and Bolivia. We also own the Escobal mine in Guatemala that is currently not operating. Pan American provides enhanced exposure to silver through a large base of silver reserves and resources, as well as major catalysts to grow silver production. We have a 28-year history of operating in Latin America, earning an industry-leading reputation for sustainability performance, operational excellence and prudent financial management. We are headquartered in Vancouver, B.C. and our shares trade on NASDAQ and the Toronto Stock Exchange under the symbol “PAAS”.

Learn more at panamericansilver.com.

For more information about Pan American contact:

Siren Fisekci

VP, Investor Relations & Corporate Communications

Ph: 604-806-3191

Email: ir@panamericansilver.com

Non-GAAP and IFRS Measures

This news release refers to various non-GAAP and IFRS measures, such as the AISC per GEO for Yamana’s Latin American assets, which Yamana uses to manage and evaluate operating performance at each of its mines and are widely reported in the gold mining industry as benchmarks for performance, but do not have standardized meaning and are not a recognized measure under GAAP or IFRS. In particular, Yamana’s and Pan American’s calculations of AISC differ. To facilitate a better understanding of non-GAAP and IFRS measures as calculated by Pan American, please see “Alternative Performance (Non-

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GAAP) Measures” in Pan American’s management discussion and analysis (“MD&A”) for the year ended December 31, 2021, and in Pan American’s MD&A for the three and nine months ended September 30, 2022. To facilitate a better understanding of these measures as calculated by Yamana, please see “Non-GAAP Financial Performance Measures” in Yamana’s annual information form dated March 28, 2022, Yamana’s MD&A for the year ended December 31, 2021, and Yamana’s MD&A for the three and nine months ended September 30, 2022.

Cautionary Note Regarding Forward-Looking Statements and Information

Certain of the statements and information in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things, the anticipated timing for the Meeting; the combined company’s silver and gold asset portfolio, production of metals including silver and gold, margins, and production costs; the combined company’s growth profile; that the Arrangement will strengthen Pan American’s position as the leader in silver and gold production in Latin America; the combined company’s financial position and any potential benefits of the Arrangement on its financial performance, including with respect to revenues and cash flows; the combined company’s diversification; the combined company’s trading liquidity and market capitalization; exposure to additional jurisdictions upon completion of the Arrangement; potential synergies of the combined company; the ability of the combined company to fund La Colorada Skarn development; and enhanced ability to return capital to Shareholders.

These forward-looking statements and information reflect Pan American’s current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by Pan American, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. Pan American cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release and Pan American has made assumptions and estimates based on or related to many of these factors. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: the duration and effect of local and world-wide inflationary pressures and the potential for economic recessions; the duration and effects of COVID-19, and any other pandemics on our operations and workforce, and the effects on global economies and society; fluctuations in silver, gold and base metal prices; fluctuations in prices for energy inputs, labour, materials, supplies and services (including transportation); fluctuations in currency markets (such as the PEN, MXN, ARS, BOB, GTQ and CAD versus the USD); operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom Pan American does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and indigenous populations; our ability to consummate the Arrangement; our ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner; changes in laws, regulations and government practices in the jurisdictions where we operate, including environmental, export and import laws and regulations; changes in national and local government, legislation, taxation, controls or regulations and political, legal or economic developments in Canada, the United States, Mexico, Peru, Argentina, Bolivia, Guatemala or other countries where Pan American or the combined company may carry on business, including risks relating to expropriation and risks relating to the constitutional court-mandated ILO 169 consultation process in Guatemala; diminishing quantities or grades of mineral reserves as properties are mined; increased competition in the mining industry for equipment and qualified personnel; the ability of Pan American and Yamana to successfully integrate operations and employees and realize synergies and cost savings, and to the extent anticipated, the possibility that transactions contemplated by the Arrangement Agreement will be completed in the expected timeframe or at all; and those factors identified under the heading “Risk Factors” in the Circular and under the heading “Risks Related to Pan American’s Business” in Pan American’s most recent form 40-F and annual information form dated February 23, 2022, filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities, respectively. Although Pan American has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Investors are cautioned against undue reliance on forward-looking statements or information. Forward-looking statements and information are designed to help readers understand management’s current views of our near and longer term prospects and may not be appropriate for other purposes. Pan American does not intend, nor does it assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.

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